SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

_____________________________________________________________________

Name: IDR Core Property Index Fund Ltd

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1111 E. Superior Ave.

Suite 1100

Cleveland, OH 44114

Telephone Number (including area code): (216) 622-0004

Name and address of agent for service of process:	Brian Thomas
Chief Compliance Officer and Secretary
IDR Core Property Index Fund Ltd
1111 E. Superior Ave.
Suite 1100
Cleveland, OH 44114

Copy to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

   X   Yes       No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Cleveland and State of Ohio on the 2nd day of August, 2019.

IDR CORE PROPERTY INDEX FUND LTD

By: /s/ Gary A. Zdolshek

Name: Gary A. Zdolshek

Title: Chief Executive Officer and President

ATTEST:

By: /s/ Brian Thomas

Name: Brian Thomas

Title: Chief Compliance Officer and Secretary